UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  27)1

CPI CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.40 PER SHARE
(Title of Class of Securities)

125-902106
(CUSIP Number)

MARK MITCHELL
RAMIUS LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
(212) 845-7988

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 18, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Enterprise Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 55,661
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 55,661
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,661
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Navigation Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 119,879
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 119,879
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,879
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Multi-Strategy Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 49,494
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 49,494
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,494
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Value and Opportunity Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 152,454
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 152,454
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,454
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON RCG PB, Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 182,660
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 182,660
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 182,660
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 287,815
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 287,815
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 287,815
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON RCG Starboard Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 152,454
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 152,454
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,454
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 440,269
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 440,269
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,269
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Cowen Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 440,269
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 440,269
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,269
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON RCG Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 440,269
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 440,269
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,269
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON C4S & Co., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 440,269
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 440,269
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,269
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Peter A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 440,269
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 440,269
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,269
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Morgan B. Stark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 440,269
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 440,269
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,269
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Thomas W. Strauss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 440,269
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 440,269
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,269
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Jeffrey M. Solomon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 440,269
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 440,269
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,269
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

The following constitutes Amendment No. 27 (“Amendment No. 27”) to the Schedule 13D filed by the undersigned.  This Amendment No. 27 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Enterprise Master Fund, Multi-Strategy Master Fund, Navigation Master Fund, Value and Opportunity Master Fund and RCG PB were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase cost of the 440,269 Shares beneficially owned in the aggregate by Enterprise Master Fund, Multi-Strategy Master Fund, Navigation Master Fund, Value and Opportunity Master Fund and RCG PB is approximately $13,685,000, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 7,008,490 Shares outstanding, as of December 21, 2009, which is the total number of Shares outstanding as reported in Amendment No. 1 to the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on January 7, 2010.

A.           Value and Opportunity Master Fund

(a)	As of the close of business on March 19, 2010, Value and Opportunity Master Fund beneficially owned 152,454 Shares.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: 152,454
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 152,454
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund since the filing of Amendment No. 26 are set forth in Schedule A and are incorporated by reference.

B.           Navigation Master Fund

(a)	As of the close of business on March 19, 2010, Navigation Master Fund beneficially owned 119,879 Shares.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 119,879
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 119,879
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 125-902106

(c)	The transactions in the Shares by Navigation Master Fund since the filing of Amendment No. 26 are set forth in Schedule A and are incorporated by reference.

C.           RCG PB

(a)
As of the close of business on March 19, 2010, RCG PB directly owned 62,781 Shares.  As the sole shareholder of Navigation Master Fund, RCG PB may be deemed the beneficial owner of 119,879 Shares owned by Navigation Master Fund.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 182,660
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 182,660
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by RCG PB since the filing of Amendment No. 26 are set forth in Schedule A and are incorporated by reference.  The transactions in the Shares since the filing of Amendment No. 26 on behalf of Navigation Master Fund are set forth in Schedule A and are incorporated by reference.

D.	Multi-Strategy Master Fund

(a)	As of the close of business on March 19, 2010, Multi-Strategy Master Fund beneficially owned 49,494 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 49,494
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 49,494
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Multi-Strategy Master Fund since the filing of Amendment No. 26 are set forth in Schedule A and are incorporated by reference.

E.	Enterprise Master Fund

(a)	As of the close of business on March 19, 2010, Enterprise Master Fund beneficially owned 55,661 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 55,661
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 55,661
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Enterprise Master Fund since the filing of Amendment No. 26 are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 125-902106

F.	RCG Starboard Advisors

(a)	As the investment manager of Value and Opportunity Master Fund, RCG Starboard Advisors may be deemed the beneficial owner of 152,454 Shares owned by Value and Opportunity Master Fund.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: 152,454
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 152,454
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 26.  The transactions in the Shares since the filing of Amendment No. 26 on behalf of Value and Opportunity Master Fund are set forth in Schedule A and are incorporated by reference.

G.	Ramius Advisors

(a)
As the investment advisor of Multi-Strategy Master Fund, Navigation Master Fund, RCG PB and Enterprise Master Fund, Ramius Advisors may be deemed the beneficial owner of (i) 49,494 Shares owned by Multi-Strategy Master Fund, (ii) 119,879 Shares owned by Navigation Master Fund, (iii) 62,781 Shares owned directly by RCG PB and (iv) 55,661 Shares owned by Enterprise Master Fund.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 287,815
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 287,815
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 26.  The transactions in the Shares since the filing of Amendment No. 26 on behalf of Multi-Strategy Master Fund, Navigation Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

H.	Ramius

(a)
As the sole member of RCG Starboard Advisors and Ramius Advisors, Ramius may be deemed the beneficial owner of (i) 152,454 Shares owned by Value and Opportunity Master Fund, (ii) 49,494 Shares owned by Multi-Strategy Master Fund, (iii) 119,879 Shares owned by Navigation Master Fund, (iv) 62,781 Shares owned directly by RCG PB and (v) 55,661 Shares owned by Enterprise Master Fund.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 440,269
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 440,269
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 125-902106

(c)
Ramius did not enter into any transactions in the Shares since the filing of Amendment No. 26.  The transactions in the Shares since the filing of Amendment No. 26 on behalf of Value and Opportunity Master Fund, Multi-Strategy Master Fund, Navigation Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

I.           Cowen

(a)
As the sole member of Ramius, Cowen may be deemed the beneficial owner of the (i) 152,454 Shares owned by Value and Opportunity Master Fund, (ii) 49,494 Shares owned by Multi-Strategy Master Fund, (iii) 119,879 Shares owned by Navigation Master Fund, (iv) 62,781 Shares owned directly by RCG PB and (v) 55,661 Shares owned by Enterprise Master Fund.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 440,269
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 440,269
4. Shared power to dispose or direct the disposition: 0

(c)
Cowen did not enter into any transactions in the Shares since the filing of Amendment No. 26.  The transactions in the Shares since the filing of Amendment No. 26 on behalf of Value and Opportunity Master Fund, Multi-Strategy Master Fund, Navigation Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

J.           RCG Holdings

(a)
As a significant shareholder of Cowen, RCG Holdings may be deemed the beneficial owner of the (i) 152,454 Shares owned by Value and Opportunity Master Fund, (ii) 49,494 Shares owned by Multi-Strategy Master Fund, (iii) 119,879 Shares owned by Navigation Master Fund, (iv) 62,781 Shares owned directly by RCG PB and (v) 55,661 Shares owned by Enterprise Master Fund.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 440,269
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 440,269
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Holdings did not enter into any transactions in the Shares since the filing of Amendment No. 26.  The transactions in the Shares since the filing of Amendment No. 26 on behalf of Value and Opportunity Master Fund, Multi-Strategy Master Fund, Navigation Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 125-902106

K.	C4S

(a)
As the managing member of RCG Holdings, C4S may be deemed the beneficial owner of (i) 152,454 Shares owned by Value and Opportunity Master Fund, (ii) 49,494 Shares owned by Multi-Strategy Master Fund, (iii) 119,879 Shares owned by Navigation Master Fund, (iv) 62,781 Shares owned directly by RCG PB and (v) 55,661 Shares owned by Enterprise Master Fund.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 440,269
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 440,269
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares since the filing of Amendment No. 26.  The transactions in the Shares since the filing of Amendment No. 26 on behalf of Value and Opportunity Master Fund, Multi-Strategy Master Fund, Navigation Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

L.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
As the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 152,454 Shares owned by Value and Opportunity Master Fund, (ii) 49,494 Shares owned by Multi-Strategy Master Fund, (iii) 119,879 Shares owned by Navigation Master Fund, (iv) 62,781 Shares owned directly by RCG PB and (v) 55,661 Shares owned by Enterprise Master Fund.  Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the Shares owned by Value and Opportunity Master Fund, Multi-Strategy Master Fund, Navigation Master Fund, RCG PB and Enterprise Master Fund by virtue of their shared authority to vote and dispose of such Shares.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 440,269
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 440,269

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon entered into any transactions in the Shares since the filing of Amendment No. 26.  The transactions in the Shares since the filing of Amendment No. 26 on behalf of Value and Opportunity Master Fund, Multi-Strategy Master Fund, Navigation Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

CUSIP NO. 125-902106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2010

RCG PB, LTD		RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By:	Ramius Advisors, LLC,	By:	RGC Starboard Advisors, LLC,
	its investment advisor		its investment manager

RAMIUS MULTI-STRATEGY MASTER FUND LTD		RAMIUS ENTERPRISE MASTER FUND LTD
By:	Ramius Advisors, LLC,	By:	Ramius Advisors, LLC,
	its investment advisor		its investment advisor

RAMIUS ADVISORS, LLC		RCG STARBOARD ADVISORS, LLC
By:	Ramius LLC,	By:	Ramius LLC,
	its sole member		its sole member

RCG HOLDINGS LLC		RAMIUS LLC
By:	C4S & CO., L.L.C.	By:	Cowen Group, Inc.
	its managing member		its sole member

RAMIUS NAVIGATION MASTER FUND LTD		COWEN GROUP, INC.
By:	Ramius Advisors, LLC,
	its investment advisor	C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
Jeffrey M. Solomon, individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

The Powers of Attorney authorizing certain persons to sign and file this Schedule 13D on behalf of certain Reporting Persons were previously filed as exhibits to the Schedule 13D.

CUSIP NO. 125-902106

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 26 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase/ Sale

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

(2,965)	12.6425	03/02/2010
(1,589)	12.8683	03/03/2010
(1,114)	13.0333	03/04/2010
(2,497)	13.5879	03/05/2010
(759)	13.5446	03/08/2010
(1,551)	13.4884	03/09/2010
(2,552)	13.3778	03/10/2010
(1,733)	13.3541	03/11/2010
(1,893)	13.1791	03/12/2010
(1,448)	13.3208	03/15/2010
(3,447)	13.3655	03/16/2010
(1,034)	13.2640	03/17/2010
(1,734)	13.1802	03/18/2010
(1,441)	13.2242	03/19/2010

RAMIUS MULTI-STRATEGY MASTER FUND LTD

(963)	12.6425	03/02/2010
(516)	12.8683	03/03/2010
(362)	13.0333	03/04/2010
(810)	13.5879	03/05/2010
(246)	13.5446	03/08/2010
(504)	13.4884	03/09/2010
(828)	13.3778	03/10/2010
(563)	13.3541	03/11/2010
(615)	13.1791	03/12/2010
(470)	13.3208	03/15/2010
(1,119)	13.3655	03/16/2010
(336)	13.2640	03/17/2010
(563)	13.1802	03/18/2010
(468)	13.2242	03/19/2010

CUSIP NO. 125-902106

RAMIUS ENTERPRISE MASTER FUND LTD

(1,082)	12.6425	03/02/2010
(580)	12.8683	03/03/2010
(407)	13.0333	03/04/2010
(912)	13.5879	03/05/2010
(277)	13.5446	03/08/2010
(566)	13.4884	03/09/2010
(931)	13.3778	03/10/2010
(633)	13.3541	03/11/2010
(691)	13.1791	03/12/2010
(529)	13.3208	03/15/2010
(1,259)	13.3655	03/16/2010
(377)	13.2640	03/17/2010
(634)	13.1802	03/18/2010
(526)	13.2242	03/19/2010

RAMIUS NAVIGATION MASTER FUND LTD

(1,189)	12.6425	03/02/2010
(1,180)	12.6425	03/02/2010
(638)	12.8683	03/03/2010
(632)	12.8683	03/03/2010
(447)	13.0333	03/04/2010
(443)	13.0333	03/04/2010
(1,002)	13.5879	03/05/2010
(994)	13.5879	03/05/2010
(304)	13.5446	03/08/2010
(302)	13.5446	03/08/2010
(623)	13.4884	03/09/2010
(617)	13.4884	03/09/2010
(1,023)	13.3778	03/10/2010
(1,015)	13.3778	03/10/2010
(695)	13.3541	03/11/2010
(690)	13.3541	03/11/2010
(759)	13.1791	03/12/2010
(753)	13.1791	03/12/2010
(581)	13.3208	03/15/2010
(576)	13.3208	03/15/2010
(1,383)	13.3655	03/16/2010
(1,372)	13.3655	03/16/2010
(415)	13.2640	03/17/2010
(412)	13.2640	03/17/2010
(1,406)	13.1802	03/18/2010
(1,948)	13.1802	03/18/2010
(571)	13.2242	03/19/2010
(562)	13.2242	03/19/2010

CUSIP NO. 125-902106

RCG PB, LTD

(1,221)	12.6425	03/02/2010
(654)	12.8683	03/03/2010
(459)	13.0333	03/04/2010
(1,028)	13.5879	03/05/2010
(312)	13.5446	03/08/2010
(639)	13.4884	03/09/2010
(1,051)	13.3778	03/10/2010
(714)	13.3541	03/11/2010
(779)	13.1791	03/12/2010
(596)	13.3208	03/15/2010
(1,420)	13.3655	03/16/2010
(426)	13.2640	03/17/2010
(715)	13.1802	03/18/2010
(593)	13.2242	03/19/2010